NEWS RELEASE

BIOFUEL REPORTS THIRD QUARTER RESULTS

DENVER, COLORADO – NOVEMBER 12, 2009 – BIOFUEL ENERGY CORP. (NASDAQ:BIOF), an ethanol production company, today announced its third quarter results.  For the three months ended September 30, 2009, revenues totaled $91.1 million, which was comprised of $79.8 million from sales of ethanol and $11.3 million from sales of distillers grain.  Net loss attributable to common shareholders was $6.2 million, or $.26 a share, for the three months ended September 30, 2009.  The net loss for the three months ended September 30, 2009 was $8.4 million, which included $2.2 million of losses attributable to noncontrolling interests.

Operating loss for the third quarter was $3.8 million, which resulted from $89.0 million in cost of goods sold, including $60.5 million for corn, and $5.9 million in general and administrative and other operating expenses. The Company also had $4.6 million of interest expense in the third quarter, which resulted in the net loss of $8.4 million.  Included in the net loss were $4.3 million of non-recurring expenses such as legal and financial advisory expenses and additional interest expense associated with the Company’s negotiations with its lenders relating to restructuring and loan conversion of its senior debt.  The Company had $6.7 million of depreciation expense for the quarter.

For the nine months ended September 30, 2009, revenues totaled $295.1 million.  Operating loss for the nine months ended September 30, 2009 was $16.6 million, which resulted from $298.9 million in cost of goods sold and $12.8 million in general and administrative other operating expenses.  Net loss attributable to common shareholders was $20.5 million, or $.87 a share, for the nine months ended September 30, 2009.  The net loss for the nine months ended September 30, 2009 was $28.5 million, which included $8.0 million of losses attributable to noncontrolling interests.

Scott H. Pearce, the Company’s President and Chief Executive Officer, stated:  “As previously reported, we were able to resolve the dispute with our banks during the quarter, and since this time have been able to return our focus to running the business without the ongoing drag on our financial results and operational performance.  We believe this resolution represents a win for both the company and its lenders.  As a result, we have emerged intact from a difficult period both in the industry and for this company. While positive margins have returned to the business, they are certainly not great and this underscores the importance of being able to operate at a low cost. We remain believers in our business model and are focused on achieving our goal of being a leader in the US ethanol industry.”

 At September 30, 2009, amounts outstanding under the senior debt facilities included $195.4 million in term (formerly construction) loans and $20.0 million borrowed in working capital loans.  At September 30, 2009, the Company held $8.2 million of cash and equivalents and stockholders’ equity totaled $68.6 million, including $4.0 million of noncontrolling interest.

The Company will host a conference call on Friday, November 13, 2009 beginning at 11:00 a.m. (ET) to discuss the results.  To participate, please dial (800) 944-8766.  The participant code for the call is 64090.  Approximately 90 minutes following the call, a phone playback will be available for 30 days by dialing (866) 281-6782.  The access code for the replay is 163456.

This release contains certain forward-looking statements within the meaning of the Federal securities laws.  Such statements are based on management’s current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks.  Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved.  Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.

BioFuel Energy currently has two 115 million gallons per year ethanol plants in the Midwestern corn belt.  The Company’s goal is to become a leading ethanol producer in the United States by acquiring, developing, owning and operating ethanol production facilities.

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Contact:	Kelly G. Maguire	For more information:
	Vice President - Finance & Chief Financial Officer (303) 640.6500 kmaguire@bfenergy.com	www.bfenergy.com

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com

BioFuel Energy Corp.
(in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,

Summary Income Statement	2008	2009	2008	2009
Net sales	$90,549	$91,138	$90,841	$295,096
Cost of goods sold	103,765	89,039	104,021	298,911
Gross income (loss)	(13,216)	2,099	(13,180)	(3,815)
General and administrative expenses:
Compensation expense	1,115	1,467	6,560	4,551
Other	1,353	4,270	8,408	8,060
Other operating expense	1,345	150	1,345	150
Operating loss	(17,029)	(3,788)	(29,493)	(16,576)
Interest income	135	13	987	74
Interest expense	(1,632)	(4,598)	(1,632)	(12,036)
Other non-operating expense	(2,123)	-	(1,785)	(1)
Loss on derivative financial instruments	(49,992)	-	(39,912)	-
Net loss	(70,641)	(8,373)	(71,835)	(28,539)
Less: Net loss attributable to the noncontrolling interest	37,493	2,139	37,856	8,061
Net loss attributable to BioFuel Energy Corp. common shareholders	$(33,148)	$(6,234)	$(33,979)	$(20,478)

Loss per share - basic attributable to BioFuel Energy Corp. common shareholders	$(2.18)	$(0.26)	$(2.23)	$(0.87)
Loss per share - diluted attributable to BioFuel Energy Corp. common shareholders	$(2.18)	$(0.26)	$(2.23)	$(0.87)

Weighted average shares outstanding
Basic	15,210	24,397	15,250	23,418
Diluted	15,210	24,397	15,250	23,418

Additional operational data
Ethanol sold (gallons, in thousands)	35,599	51,557	35,599	162,568
Dry distillers grain sold (tons, in thousands)	68.7	117.3	68.7	360.8
Wet distillers grain sold (tons, in thousands)	83.4	84.3	89.9	283.1
Average FOB price of ethanol sold (per gallon)	$2.20	$1.56	$2.20	$1.54
Average FOB price of dry distillers grain sold (per ton)	$149.22	$84.25	$149.22	$108.05
Average FOB price of wet distillers grain sold (per ton)	$38.99	$23.08	$39.63	$34.34
Average corn cost (per bushel)	$5.36	$3.14	$5.45	$3.58

	December 31,	September 30,
Summary Balance Sheet	2008	2009

Cash and equivalents	$12,299	$8,167
Accounts receivable	16,669	16,163
Inventories	14,929	13,709
Certificates of deposit - current	-	1,882
Prepaid expenses	2,153	1,413
Restricted cash - current	612	-
Other current assets	203	344
Property, plant and equipment, net	305,350	289,508
Certificates of deposit - non-current	4,015	-
Debt issuance costs, net	7,917	6,833
Restricted cash - non-current	1,003	-
Other non-current assets	574	2,297
Total assets	$365,724	$340,316

Total current liabilities	$38,157	$43,892
Long-term debt, net of current portion	226,351	220,785
Tax increment financing, net of current portion	5,887	5,729
Derivative financial instrument, net of current portion	83	-
Other non-current liabilities	487	1,284
Total liabilities	270,965	271,690

BioFuel Energy Corp. stockholders' equity	80,690	64,676
Noncontrolling interest	14,069	3,950
Total equity	94,759	68,626
Total liabilities and stockholders' equity	$365,724	$340,316

Total shares outstanding at November 12, 2009 (a)	32,573,190

(a) Includes common shares and class B common shares, net of 809,606 shares held in treasury.

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com